2025 REPORT

Disco

Disco annual report

LETTER

Dear investors,

Hey all,

It's been too long since I've written, and I owe you a real update rather than a polished one.

The short version: KingPool didn't work, and I killed it. The app we spent a year building never launched and our big partnerships fell through all at once. I looked at what we had, looked at what people actually told us they wanted, and decided it wasn't worth shipping something I didn't believe in. That decision cost us the development money and most of a year, and I'm not going to pretend otherwise.

What came out of it is Disco, and I think it's a much better company.

Same starting point — sports fans want to be together and it's harder than it should be. But we stripped out the gaming and focused entirely on the part people kept telling us was broken: finding where your people are, and actually getting everyone to show up. No more 47-message group chats. No more searching "sports bars near me" and getting results ranked by lunch reviews.

Here's what convinced me this one is different. I started cold-emailing fan clubs and alumni chapters to see if anyone cared. Eighty-five of them across ten countries signed up to trial the app before we'd shipped anything. Browns Backers chapters. Auburn alumni clubs. 49ers chapters in Tijuana and Italy. Sports bars in Houston and Brooklyn. Every one from a cold email, with zero dollars spent on marketing.

And they didn't just say yes — they wrote back describing our problem statement better than we had. One Browns Backers president: "people search for us and can't

find us, and we have no way of knowing it's happening." A bar in Houston: "we're doing Instagram and Google ads, kind of just hoping it works."
We ship this month, in time for football season.I'll send the app link the day it's live.
Jake

We need your help!

Three things would genuinely help.
Download the app and use it. We ship this month, and the first few hundred people who actually plan a gameday on it will shape what we build next. Honest feedback is worth more to me than a nice review.
Introduce me to people who organize. Anyone who runs a fan club, an alumni chapter, a supporters' group, or a bar that shows games. Every community we've signed came from a cold email — a warm intro converts far better.
Tell someone. If you know a friend who's always the one making the plans for gamedays, send them the app. That's the exact person we built this for.

Sincerely,

Jake Merhige

Founder, CEO

How did we do this year?

REPORT CARD

B-

☺ The Good

Successful rebrand

Extremely validating pre-product traction

Product development quality

☹ The Bad

Needed full pivot away from KingPool and fantasy sports model

Product dev takes a long time still

Still pre-revenue

2025 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$4,991
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2025



$0

Cash on Hand

INCOME BALANCE NARRATIVE



Revenues
Profit
$0
$0
-$4,991
-$35,612
2024
2025

Net Margin: 0% Gross Margin: 0% Return on Assets: 0% Earnings per Share: $0.00 Revenue per Employee: $0

Cash to Assets: 0% Revenue to Receivables: ~ Debt Ratio: 0%

KingPool_Co._GAAP_Financial_Report.pdf

Disco_GAAP_Financial_Report_FY2025.pdf

We ❤️ Our 27 Investors

Thank You For Believing In Us

Desmond Mullins
Tom Merhige
Kyle Cassidy
Connor Kelly
Chandler Emberlin
Max Hurlebaus
Jimmy Hicks
Robert Kurtzman
Turner Peterson
Carter Lawhorn
Kevin Loftus
Brian Nitsche
Dominic Confredo
Steven Schmitt
Danny Kimmel
Nick Del Re
Gary Merhige
Luke McCormick
Dakota Chin
Peter Merhige
Michael Rizzo
Maxwell Chin
Tyler Torborg
Bradley Szoka
Joshua Forrest
Justin Petragnani

Thank You!

From the Disco Team



Jake Merhige in

Founder, CEO

Details

The Board of Directors

Director	Occupation	Joined
Jake Merhige	Founder, CEO @ Disco	2023

Officers

Officer	Title	Joined
Jake Merhige	CEO	2023

Voting Power

Holder	Securities Held	Voting Power
Jake Merhige	7,200,000 Common stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2023	$17,350		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,954,166	Yes

Warrants:	0
Options:	1

Form C Risks:

At this time, Founder and CEO has yet to build an advisory board to help provide strategic direction.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested

divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Disco Technologies Inc.

Delaware Corporation
Organized February 2023
1 employees
1240 Fairmont Avenue
Unit 13
Mount Pleasant SC 29464 https://godisco.app/

Business Description

Refer to the Disco profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Disco has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Went through a rebrand, shut down original company, restarted under a new name, filing this late

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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